Exhibit 99.1

REE AUTOMOTIVE LTD.

Kibbutz Glil-Yam, 4690500, Israel

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

Annual Meeting Will be Held on October 16, 2023

TO THE SHAREHOLDERS OF REE AUTOMOTIVE LTD.:

NOTICE IS HEREBY GIVEN that the 2023 Annual Meeting of Shareholders (the “Meeting”) of REE Automotive Ltd. (the “Company”) will be held on October 16, 2023, at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel. As always, we encourage you to vote your shares prior to the Meeting.

The Agenda of the Meeting will be as follows:

1.	To re-elect each of Ms. Michal Marom-Brikman, Mr. Daniel Barel, Mr. Ahishay Sardes, Mr. Ittamar Givton, Mr. Hicham Abdessamad, Mr. Carlton Rose, Ms. Alla Felder and Ms. Michal Drayman to serve as directors of the Company, and to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2024 and until his or her respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.

2.	To approve a reverse share split of the Company’s Class A ordinary shares, without par value, and Class B ordinary shares, without par value, by a ratio in the range of one-for-twenty to one-for-thirty, to be effective on a date to be determined by the Board of Directors.

3.	To approve certain amendments to our Amended and Restated Articles, to be described in the proxy statement.

4.	To approve the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024.

THE BOARD RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ABOVE.

Housekeeping

5.	To report on the business of the Company for the year ended December 31, 2022, and review the 2022 financial statements.

6.	To act upon any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Those Entitled to Vote

Only holders of ordinary shares at the close of business on September 26, 2023 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Each shareholder is entitled to one vote for each ordinary share owned by such shareholder as of the Record Date.

Eligible shareholders holding at least one percent of our outstanding ordinary shares may present proper proposals for inclusion in the Annual Meeting by submitting their proposals to us within seven days following the date of this notice, or September 18, 2023.

A shareholder may vote by proxy each of his/her/its shares on his/her/its behalf, in accordance with the Articles of Association. Shareholders may send position statements to the Company at its registered offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, no later than October 6, 2023. Position statements must be in English and otherwise must comply with applicable law. We will make publicly available any valid position statement that we receive.

Shareholders may sign and return proxy cards no later than October 16, 2023, at 8:00 p.m. Israel time (1:00 a.m. Eastern Time).

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Meeting is necessary for the approval of each proposal.

Review of Documents

To receive more information regarding the Meeting and the agenda items, see the definitive proxy statement expected to be filed by the Company beginning on approximately September 21, 2023, on the website of the U.S. Securities and Exchange Commission at https://www.sec.gov/edgar.

FOR THE BOARD OF DIRECTORS

Arik Shteinberg Chairman of the Board

Kibbutz Glil-Yam, Israel
September 8, 2023